Free Writing Prospectus	Filed pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated September 19, 2013 To the Prospectus dated August 5, 2011	Registration Statement No. 333-176104

Reinsurance Group of America, Incorporated

$400,000,000 4.70% SENIOR NOTES DUE 2023

FINAL TERM SHEET

Dated September 19, 2013

Issuer:	Reinsurance Group of America, Incorporated
Size:	$400,000,000
Maturity Date:	September 15, 2023
Coupon:	4.70%
Public Offering Price:	99.623% of face amount
Underwriting Discount:	0.65%
Yield to Maturity:	4.748%
Benchmark Treasury:	2.500% due August 15, 2023
Spread to Benchmark Treasury:	200 basis points
Benchmark Treasury Yield:	2.748%
Interest Payment Dates:	March 15 and September 15 commencing March 15, 2014
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
Trade Date:	September 19, 2013
Settlement Date (T+3):	September 24, 2013
Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	759351 AL3 / US759351AL35
Ratings (Moody’s/S&P)*:	Baa1/A- (Stable/Stable)
Joint Bookrunners:	J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC
Co-Managers:	Deutsche Bank Securities Inc., KeyBanc Capital Markets Inc.,
US Bancorp Investments, Inc. and Mitsubishi UFJ Securities (USA) Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated September 19, 2013 and an accompanying prospectus dated August 5, 2011) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or UBS Securities LLC at 1-877-827-6444, ext. 561-3884.

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